UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G/A
Amendment No. 2

Under the Securities Exchange Act of 1934*

China Cord Blood Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

G21107100
(CUSIP Number)

December 10, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]                 Rule 13d-1(b)
[X]                 Rule 13d-1(c)
[   ]                 Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G21107100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jayhawk China Fund (Cayman), Ltd. (98-0170144)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,217,696
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,217,696
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,217,696 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.3%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
*  Based on 75,406,868 outstanding shares of common stock, par value $0.0001 per share, as reported by  China Cord Blood Corporation on Exhibit 99(a)(5)(f) to its amended Schedule TO filing made on December 13, 2010.

CUSIP No.	G21107100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jayhawk Capital Management, L.L.C. (48-1172612)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,217,696
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,217,696
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,217,696 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.3%*
12	OO
*  Based on 75,406,868 outstanding shares of common stock, par value $0.0001 per share, as reported by  China Cord Blood Corporation on Exhibit 99(a)(5)(f) to its amended Schedule TO filing made on December 13, 2010.

CUSIP No:	G21107100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jayhawk Private Equity Fund II, L.P. (26-1692972)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,483,948
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,483,948
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,483,948 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.9%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
*  Based on 75,406,868 outstanding shares of common stock, par value $0.0001 per share, as reported by  China Cord Blood Corporation on Exhibit 99(a)(5)(f) to its amended Schedule TO filing made on December 13, 2010.

CUSIP No.	G21107100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jayhawk Private Equity GP II, L.P. (26-1692915)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,483,948
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,483,948
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,483,948 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.9%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
*  Based on 75,406,868 outstanding shares of common stock, par value $0.0001 per share, as reported by  China Cord Blood Corporation on Exhibit 99(a)(5)(f) to its amended Schedule TO filing made on December 13, 2010.

CUSIP No.	G21107100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jayhawk Private Equity, LLC (26-1692786)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,483,948
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,483,948
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,483,948 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.9%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*  Based on 75,406,868 outstanding shares of common stock, par value $0.0001 per share, as reported by  China Cord Blood Corporation on Exhibit 99(a)(5)(f) to its amended Schedule TO filing made on December 13, 2010.
.

CUSIP No.	G21107100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Kent C. McCarthy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,701,644*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,701,644*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,701,644* (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
*  Includes 3,217,696 shares of common stock, par value $0.0001 per share, held by Jayhawk China Fund (Cayman), Ltd. and 1,483,948 shares of common stock, par value $0.0001 per share, held by Jayhawk Private Equity Fund II, L.P.
**  Based on 75,406,868 outstanding shares of common stock, par value $0.0001 per share, as reported by  China Cord Blood Corporation on Exhibit 99(a)(5)(f) to its amended Schedule TO filing made on December 13, 2010.

Item 4	Ownership:

The information below is as of the date of December 14, 2010.

(a)  Amount beneficially owned:
1.  Jayhawk China Fund (Cayman), Ltd.: 3,217,696
2.  Jayhawk Capital Management, L.L.C.: 3,217,696
3.  Jayhawk Private Equity Fund II, L.P.: 1,483,948
4.  Jayhawk Private Equity GP, L.P.: 1,483,948
5.  Jayhawk Private Equity, LLC: 1,483,948
6.  Kent C. McCarthy: 4,701,644*

(b)  Percent of class:
1.  Jayhawk China Fund (Cayman), Ltd.: 4.3%
2.  Jayhawk Capital Management, L.L.C.: 4.3%
3.  Jayhawk Private Equity Fund II, L.P.: 1.9%
4.  Jayhawk Private Equity GP, L.P.: 1.9%
5.  Jayhawk Private Equity, LLC: 1.9%
6.  Kent C. McCarthy: 6.2%

Percent of class is based on 75,406,868 outstanding shares of common stock, par value $0.0001 per share, as reported by  China Cord Blood Corporation on Exhibit 99(a)(5)(f) to its amended Schedule TO filing made on December 13, 2010.

(c)  Number of shares as to which the person has:

(i)    Sole power to vote or to direct the vote:
1.  Jayhawk China Fund (Cayman), Ltd.: 0
2.  Jayhawk Capital Management, L.L.C.: 0
3.  Jayhawk Private Equity Fund II, L.P.: 0
4.  Jayhawk Private Equity GP, L.P.: 0
5.  Jayhawk Private Equity, LLC: 0
6.  Kent C. McCarthy: 0

(ii)    Shared power to vote or direct the vote:
1.  Jayhawk China Fund (Cayman), Ltd.: 3,217,696
2.  Jayhawk Capital Management, L.L.C.: 3,217,696
3.  Jayhawk Private Equity Fund II, L.P.: 1,483,948
4.  Jayhawk Private Equity GP, L.P.: 1,483,948
5.  Jayhawk Private Equity, LLC: 1,483,948
6.  Kent C. McCarthy: 4,701,644*

(iii)   Sole power to dispose or to direct the disposition of:
1.  Jayhawk China Fund (Cayman), Ltd.: 0
2.  Jayhawk Capital Management, L.L.C.: 0
3.  Jayhawk Private Equity Fund II, L.P.: 0
4.  Jayhawk Private Equity GP, L.P.: 0
5.  Jayhawk Private Equity, LLC: 0
6.  Kent C. McCarthy: 0

 (iv)  Shared power to dispose or to direct the disposition of:
1.  Jayhawk China Fund (Cayman), Ltd.: 3,217,696
2.  Jayhawk Capital Management, L.L.C.: 3,217,696

3.  Jayhawk Private Equity Fund II, L.P.: 1,483,948
4.  Jayhawk Private Equity GP, L.P.: 1,483,948
5.  Jayhawk Private Equity, LLC: 1,483,948
6.  Kent C. McCarthy: 4,701,644*

*  Includes 3,217,696 shares of common stock, par value $0.0001 per share, held by Jayhawk China Fund (Cayman), Ltd. and 1,483,948 shares of common stock, par value $0.0001 per share, held by Jayhawk Private Equity Fund II, L.P.

Item 10	Certification:

By signing below each party certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the parties below certify that the information set forth in this statement is true, complete and correct.

Dated:	December 20, 2010

/s/ Kent McCarthy
Kent C. McCarthy

Jayhawk Capital Management, L.L.C.

By:	/s/ Kent McCarthy
Name: Kent C. McCarthy
Title: Manager

Jayhawk Private Equity, L.L.C.

By:	/s/ Kent McCarthy
Name: Kent C. McCarthy
Title: Manager

Jayhawk Private Equity GP II, L.P.

By:	Jayhawk Private Equity, L.L.C. Its general partner /s/ Kent McCarthy
Name: Kent C. McCarthy
Title: Manager

Jayhawk Private Equity Fund II, L.P.

By:	Jayhawk Private Equity GP II, L.P. Its general partner By: Jayhawk Private Equity, L.L.C. Its general partner /s/ Kent McCarthy
Name: Kent C. McCarthy
Title: Manager

Jayhawk China Fund (Cayman), Ltd.

By:	Jayhawk Capital Management, L.L.C., Its manager /s/ Kent McCarthy
Name: Kent McCarthy
Title: Manager

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of China Cord Blood Corporation, and further agree that this Agreement be included as an exhibit to such filings.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 20th day of December, 2010.

/s/ Kent McCarthy
Kent C. McCarthy

Jayhawk Capital Management, L.L.C.

By:	/s/ Kent McCarthy
Name: Kent C. McCarthy
Title: Manager

Jayhawk Private Equity, L.L.C.

By:	/s/ Kent McCarthy
Name: Kent C. McCarthy
Title: Manager

Jayhawk Private Equity GP II, L.P.

By:	Jayhawk Capital Management, L.L.C. Its general partner /s/ Kent McCarthy
Name: Kent C. McCarthy
Title: Manager

Jayhawk Private Equity Fund II, L.P.

By:	Jayhawk Private Equity GP, L.P. Its general partner By: Jayhawk Private Equity, L.L.C., Its general partner /s/ Kent McCarthy
Name: Kent C. McCarthy
Title: Manager

Jayhawk China Fund (Cayman), Ltd.

By:	Jayhawk Capital Management, L.L.C., Its manager /s/ Kent McCarthy
Name: Kent McCarthy
Title: Manager